UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Tempus Applied Solutions Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

88024L 100

(CUSIP Number)

Owen S. Littman, Esq.

Cowen Inc.

599 Lexington Avenue

New York, New York 10022

(212) 845-7900

Steve Wolosky, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 7, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88024L 100

1	NAME OF REPORTING PERSON

Cowen Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,165,289 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,165,289 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,165,289 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.2%
14	TYPE OF REPORTING PERSON

OO

__________

(1) Consists of (i) 1,241,752 shares of Common Stock and (ii) 1,923,537 shares of Common Stock underlying IPO Warrants.

2

CUSIP NO. 88024L 100

1	NAME OF REPORTING PERSON

RCG LV Pearl LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,165,289 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,165,289 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,165,289 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.2%
14	TYPE OF REPORTING PERSON

OO

__________

(1) Consists of (i) 1,241,752 shares of Common Stock and (ii) 1,923,537 shares of Common Stock underlying IPO Warrants.

3

CUSIP NO. 88024L 100

1	NAME OF REPORTING PERSON

Cowen Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,165,289 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,165,289 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,165,289 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.2%
14	TYPE OF REPORTING PERSON

CO

__________

(1) Consists of (i) 1,241,752 shares of Common Stock and (ii) 1,923,537 shares of Common Stock underlying IPO Warrants.

4

CUSIP NO. 88024L 100

1	NAME OF REPORTING PERSON

Peter A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,165,289 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,165,289 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,165,289 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.2%
14	TYPE OF REPORTING PERSON

IN

__________

(1) Consists of (i) 1,241,752 shares of Common Stock and (ii) 1,923,537 shares of Common Stock underlying IPO Warrants.

5

CUSIP NO. 88024L 100

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The securities of the Issuer owned by Cowen Investments were acquired with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate cost of the 1,241,752 Shares owned directly by Cowen Investments is $856,884. The aggregate cost of the warrants, exercisable into a total of 1,923,537 Shares, owned directly by Cowen Investments is $826,875.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 16,480,574 Shares outstanding as of June 23, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on June 23, 2017 plus (i) 393,750 Shares acquired by the Reporting Persons through the exercise of the Series A-2 Warrants and Series A-3 Warrants on June 29, 2017, and (ii) 1,923,537 Shares underlying IPO Warrants.

As of the close of business on the date hereof, Cowen Investments directly beneficially owned 3,165,289 Shares, consisting of (i) 1,241,752 Shares owned directly and (ii) 1,923,537 Shares underlying IPO Warrants, representing in the aggregate approximately 19.2% of the Shares outstanding. The IPO Warrants directly owned by Cowen Investments are all exercisable within 60 days of the date hereof. By virtue of their relationships with Cowen Investments discussed in further detail in Item 2, each of RCG, Cowen Inc. and Peter A. Cohen may be deemed to beneficially own the securities of the Issuer directly owned by Cowen Investments.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein that he or it does not directly own.

(b)       Cowen Investments may be deemed to share with RCG, Cowen Inc. and Peter A. Cohen the power to vote and dispose of the Shares directly beneficially owned by Cowen Investments.

(c)       Schedule B annexed hereto lists all transactions in the Shares by the Reporting Persons since the filing of Amendment No. 2 to the Schedule 13D.  The sales of Shares disclosed in Schedule B were effected in open market transactions.

6

CUSIP NO. 88024L 100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2017
Cowen Investments LLC

	By:	RCG LV Pearl LLC, its sole member

	By:	Cowen Inc., its sole member

	By:	/s/ Owen S. Littman
		Name:	Owen S. Littman
		Title:	General Counsel

RCG LV Pearl LLC

By:	Cowen Inc., its sole member

By:	/s/ Owen S. Littman
	Name:	Owen S. Littman
	Title:	General Counsel

Cowen Inc.

By:	/s/ Owen S. Littman
	Name:	Owen S. Littman
	Title:	General Counsel

/s/ Peter A. Cohen
Peter A. Cohen
7

CUSIP NO. 88024L 100

SCHEDULE B

Transactions in the Shares Since the Filing of Amendment No. 2 to the Schedule 13D

Class of Security	Shares (Sold)	Price ($)	Date of Sale

Cowen Investments LLC

Common Stock	(194,349)	0.3934	07/07/2017
Common Stock	(133,202)	0.3694	07/10/2017
Common Stock	(122,363)	0.3159	07/11/2017